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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                SEC FILE NUMBER
                                                                    0-16097
                                  FORM 12b-25
                                                                  CUSIP NUMBER
                           NOTIFICATION OF LATE FILING             38116G105

(Check One):   |X| Form 10-K and      [ ] Form 11-K       [ ] Form 20-F      [ ] Form 10-Q and      [ ] Form N-SAR
                   Form 10-KSB                                                   Form 10-QSB

                       For Period Ended: December 31, 2008
                                         -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: NOT APPLICABLE
                                 --------------

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

LEGEND INTERNATIONAL HOLDINGS, INC
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Full Name of Registrant


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Former Name if Applicable

LEVEL 8, 580 ST KILDA ROAD
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Address of Principal Executive Office (Street and Number)

MELBOURNE VICTORIA 3004
AUSTRALIA
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X| N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.




PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The internal and external review necessary to complete the Form 10-K is not yet completed.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Peter Lee                   011-613 8532 2866
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                   (Name)                (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's exploration/development activities have expanded significantly throughout calendar 2008 and as a result, for the fiscal year ended December 31, 2008, the Registrant expects to report minimal revenues and a net loss of approximately A$14 million, as compared to no revenues and a net loss of approximately A$8.6 million for the fiscal year ended December 31, 2007, primarily as a result of an increase in the Registrant's exploration expenses and related expense increases.

                       LEGEND INTERNATIONAL HOLDINGS, INC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date            March 16, 2009              By     /s/ Peter Lee
         ---------------------------              ------------------------------
                                                        Peter Lee
                                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).